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FOR IMMEDIATE RELEASE


CONTACT:  Ed Rampy                              Cathy Corley
          Chief Financial Officer               Investor Relations
          SeaMED Corporation                    Fi.Comm
          (425) 867-1818                        (206) 467-6732



                SeaMED CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN


        Redmond, Washington -- January 27, 1998 -- SeaMED Corporation (Nasdaq:
SEMD) today announced that its Board of Directors has adopted a Shareholder Rights Plan. The Rights provide protection against coercive or unfair takeover tactics, and should encourage anyone seeking to acquire the Company to first negotiate with the Company's Board of Directors. The Rights Plan is similar to plans adopted by many public companies and should provide a sound and reasonable means of safeguarding the interests of all shareholders should an effort be made to acquire the Company at a price not reflective of its fair value.

        In connection with the adoption of the Rights Plan, the Board declared a dividend of one Preferred Stock Purchase Right for each outstanding share of the Company's Common Stock. Each Right, which is not presently exercisable, entitles the holder to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock (the "Preferred Stock") at an exercise price of $110. In the event that any person acquires 15% or more of the outstanding shares of Company's Common Stock, each holder of a Right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of shares of Preferred Stock having a market value equal to two times the exercise price.

        The distribution of the Rights will be made on February 16, 1998, payable to shareholders of record at the close of business on that date. The Rights will expire on January 27, 2008. The Rights distribution is not taxable to shareholders.

        Details of the Rights distribution are contained in a "Summary of Rights to Purchase Preferred Shares", which is being mailed to all shareholders of the Company.

        SeaMED Corporation designs and manufactures advanced electronic instruments for medical and commercial technology companies. With its combination of engineering, manufacturing and regulatory expertise, the Company assists its customers in developing and commercializing their complex products. SeaMED is headquartered in Redmond, Washington and has approximately 435 employees.


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